                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                       Trans Leasing International, Inc.
                  -------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                 --------------------------------------------
                        (Title of Class of Securities)

                                   893245 10
                           ------------------------
                                (CUSIP Number)

                                 Copy to:               Copy to:
     Larry S. Grossman           Donald S. Lavin        Carter W. Emerson
     Trans Leasing               Attorney of Law        Kirkland & Ellis
     International, Inc.         95 Revere Drive        200 E. Randolph Drive
     3000 Dundee Road            Suite C                Chicago, Illinois  60601
     Northbrook, IL 60062        Northbrook, IL 60062   312/861-2000
     847/272-1000                847/272-1996

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 21, 1996
           ---------------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 893245 10
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    Larry S. Grossman
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      PF, OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,066,000 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,066,000 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,066,000 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      49.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       Trans Leasing International, Inc.
                             (CUSIP NO. 893245 10)


ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the Common Stock, par value $.01 per share ("Common Stock"), of Trans Leasing International, Inc. (the "Company"). The address of the principal executive offices of the Company is 3000 Dundee Road, Northbrook, IL 60062.

ITEM 2.     IDENTITY AND BACKGROUND.

     (a) This statement is being filed by Larry S. Grossman ("Grossman"), an individual and the administrator of the estate of Richard Grossman.

     (b) The business address of Grossman is 3000 Dundee Road, Northbrook, IL 60062.

     (c) The principal occupation of Grossman is that of Chief Executive Officer and Chairman of the Board of the Company.

     (d) During the past five years, Grossman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, Grossman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Grossman was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Grossman is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Grossman obtained beneficial ownership of 1,927,000 shares of Common Stock upon his qualification under Illinois law on October 21, 1996 as administrator of the estate of Richard Grossman. In addition, Grossman purchased 4,000 shares of Common Stock held by him with personal funds and was granted Warrants to purchase 35,000 shares of Common Stock and Options to purchase 100,000 shares of Common Stock by the Company.

ITEM 4.  PURPOSE OF TRANSACTION.

     Grossman, upon his qualification under Illinois law on October 21, 1996 as administrator of the estate of Richard Grossman, acquired beneficial ownership of 1,927,000 shares of Common Stock. Grossman is also direct beneficial owner of 4,000 shares of Common Stock, of exercisable Warrants permitting him to purchase 35,000 shares of Common Stock and of exercisable Options permitting him to purchase 100,000 shares of Common Stock. Such shares, Warrants and Options represent in the aggregate approximately 49.8% of the Common Stock of the Company.

     Grossman, as administrator of Richard Grossman's estate, may pledge to a lender or sell a portion of the Common Stock held in the estate to cover certain of the estate's expenses, including any taxes due as a result of the transfer of Common Stock from Richard Grossman to his estate. In addition, as administrator of Richard Grossman's estate, Grossman intends to distribute any shares of Common Stock remaining in the estate to the heirs of Richard Grossman in accordance with the Illinois laws of intestate succession.

     In connection with the death of Richard Grossman, the following changes were made to the directors and management of the Company: (i) Grossman was elected Chairman of the Board and Chief Executive Officer, (ii) Michael Heyman was elected Chief Operating Officer and President and (iv) Larry Bier was appointed as a director to the Board of Directors.

     Except as described in this statement, Grossman presently has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any other change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company,
(f) any other material change in the Company's business or corporate structure,
(g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities organization, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Grossman purchased 1,000 shares and 3,000 shares of Common Stock in open market transactions on March 18, 1992 and April 15, 1992, respectively. He was granted Warrants by the Company to purchase 10,000 shares and 25,000 shares of Common Stock for $3.50 per share at any time up through November 21, 2000 and May 30, 2001, respectively. He obtained beneficial ownership of 1,927,000 shares of Common Stock upon his qualification under Illinois law as administrator to the estate of Richard Grossman on October 21, 1996. Finally, on November 7, 1996, Grossman was granted Options to purchase 100,000 shares of Common Stock for $4.375 per share at any time up through November 7, 2001.

     (b) Grossman has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of the 1,931,000 shares of Common Stock beneficially owned by him and will have the same powers as to any shares of Common Stock purchased by him by virtue of the exercise of the Warrants or Options.

     (c) Except for the acquisition of (i) the Common Stock upon his qualification under Illinois law as administrator of Richard Grossman's estate and (ii) the Options, Grossman has not effected any transaction in shares of Common Stock during the past 60 days.

     (d) Other than the estate of Richard Grossman, which has the right to receive the dividends from, and the proceeds from the sale of, the Common Stock held by the estate of Richard Grossman, no person other than Grossman has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock or Warrants beneficially owned by Grossman.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as set forth herein and pursuant to the Warrants and Options and except for his rights as a director of the Company (including the right to vote as a director and customary indemnification rights under the Company's certificate of incorporation), there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Grossman and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit 1 1986 Employees Stock Option and Performance Unit Plan, incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1, originally filed on February 13, 1986, with respect to an offering of its Common Stock (Registration No. 33-3322)

     Exhibit 2 Form of 1995 directors' warrants, incorporated by reference to Exhibit 10.4(c) to the Company's Annual Report on Form 10-K for the year ended June 30, 1996 (File No. 0-15167)

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 5, 1996




                                        /s/ Larry S. Grossman
                                       -----------------------------------------
                                       LARRY S. GROSSMAN
                                       Individually and as administrator to the
                                        estate of Richard Grossman